November 10, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    J. Nolan McWilliams
Justin Dobbie
Re:    Clover Health Investments, Corp.
Draft Registration Statement on Form S-1
Submitted August 13, 2021
CIK No. 0001801170
Ladies and Gentlemen:

On behalf of Clover Health Investments, Corp. (“Clover” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2021 (the “Comment Letter”) with respect to the Company’s above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).
For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.
Draft Registration Statement submitted August 13, 2021
Cover page

1.We note your disclosure of recent common stock price volatility in the carryover risk factors on pages 46-48. On the prospectus cover page, please disclose the following:

November 10, 2021 Page 2

•describe the recent price volatility in your stock and briefly disclose any known risks of investing in your stock under these circumstances;
•for comparison purposes, disclose the market price of your common stock prior to the recent price volatility in your stock; and
•describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.
Response: The Company advises the Staff that in response to the Staff’s comment, the Company is revising the cover page of the prospectus included in its Registration Statement on Form S-1 that it intends to file with the Commission in the near future to describe the recent price volatility in its Class A common stock and known risks of investing in its Class A common stock under these circumstances, and the market price of its Class A common stock prior to the recent price volatility in its Class A common stock. In the accompanying Appendix A, the Company has provided its proposed revised disclosure to replace the third paragraph of the cover page of the prospectus included in the Draft Registration Statement.
If you have any questions regarding this letter, please do not hesitate to contact me at (415) 773-5720 with any questions or further comments.
Sincerely,

/s/ William Hughes
William Hughes, Esq.

cc:    Vivek Garipalli, Clover Health Investments, Corp.
    Gia Lee, Esq., Clover Health Investments, Corp.
    Brian Cuneo, Esq., Latham & Watkins LLP
Stephen Thau, Esq., Orrick, Herrington & Sutcliffe LLP
Niki Fang, Esq., Orrick, Herrington & Sutcliffe LLP

APPENDIX A

The market prices and trading volume of our shares of Class A common stock have experienced, and may continue to experience, extreme volatility, which could cause purchasers of our Class A common stock to incur substantial losses. During 2021 to date, the market price of our Class A common stock has fluctuated from an intra-day low of $6.31 per share on March 5, 2021 to an intra-day high of $28.85 on June 9, 2021, with the most extreme fluctuations occurring between June 4, 2021 and July 6, 2021. The last reported sale price of our Class A common stock on the Nasdaq on November 9, 2021, was $7.53 per share. During 2021 to date, according to Nasdaq, daily trading volume ranged from approximately 3,472,300 to 735,483,700 shares. The extreme fluctuations in the market price of our Class A common stock have been accompanied by reports of strong and substantially increased retail investor interest, including on social media and online forums. While the market price of our Class A common stock may respond to developments regarding operating performance and prospects, expansion plans, developments regarding our participation in direct contracting, the impacts of COVID-19 on utilization of healthcare services, and developments regarding our industry, we believe that the extreme volatility we experienced in recent periods reflects market and trading dynamics unrelated to our underlying business, or macro or industry fundamentals, and we do not know if these dynamics will return or how long they will last if they return. Under these circumstances, we caution you against investing in our Class A common stock, unless you are prepared to incur the risk of losing all or a substantial portion of your investment. See “Risk Factors — Risks Related to Ownership of our Securities and this Offering.”